EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Loss per common share - basic
Net loss	$(9,450)	(23,362)	(15,580)	(25,855)
Less: Capital Purchased Program "CPP" Preferred Dividends (1)	288	269	288	506
Dividends paid and undistributed (losses)/earnings allocated to participating securities		(172)		(187)
Net Loss Available to Common Shareholders	$(9,738)	$(23,459)	$(15,868)	$(26,174)

Weighted average common shares outstanding	165,983	165,535	165,852	165,526

Loss per common share (2)	$(58.67)	$(141.72)	$(95.68)	$(158.13)
Diluted Loss per common share	N/A	N/A	N/A	N/A

(1) Includes $96 of accrued preferred dividends from the three month period ended March 31, 2011
(2) Common share count reflects 1 for 15 reverse stock split which was effective on October 27, 2011